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                                                                    EXHIBIT 25.4

                           EXCHANGE AGENCY AGREEMENT

     This Agreement is entered into as of July   , 1998 between IBJ Schroder
Bank & Trust Company, a banking corporation organized under the laws of the State of New York, as Exchange Agent (the "Agent"), Tri-State Outdoor Media Group, Inc., a corporation organized under the laws of the State of Kansas (the "Company").

     The Company proposes to exchange $1,000 principal amount of the Company's 11% Senior Notes due 2008, [Series B] (the "New Notes" or "Exchange Notes") in exchange (the "Exchange Offer") for an equal aggregate principal amount of the Company's outstanding 11% Senior Notes due 2008, [Series A] (the "Existing
Notes") pursuant to the Exchange Agency Agreement dated as of July   , 1998 and
the accompanying Letter of Transmittal. The Exchange Offer will terminate at
5:00 p.m. New York City Time on               , unless extended by the Company
in its sole discretion (the "Expiration Date"). The New Notes are to be issued by the Company pursuant to the terms of an Indenture dated as of May 15, 1998 (the "Indenture") between the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee").

     Subject to the provisions hereof, the Company hereby appoints and the Agent hereby accepts the appointment as Agent for the purposes of receiving, accepting for delivery and otherwise acting upon tenders of the Existing Notes (the "Certificates") in accordance with the form of Letter of Transmittal attached hereto (the "L/T") and with the terms and conditions set forth herein and under the caption "The Exchange Offer" in the Prospectus.

     The Agent has received the following documents (the "Exchange Offer Documents") in connection with its appointment:

     (1) L/T

     (2) a form of Notice of Guaranteed Delivery

     (3) the Prospectus

     (4)

     The Agent is authorized and hereby agrees to act as follows:

     (a) to address, and deliver by hand or next day courier, a complete set of the Exchange Offer Documents to each person who, prior to the Expiration Date, becomes a registered holder of Existing Notes promptly after such person becomes a registered holder of Existing Notes;

     (b) to receive all tenders of Existing Notes made pursuant to the Exchange Offer and stamp the L/T with the day, month and approximate time of receipt;

     (c) to examine each L/T and Existing Note received to determine that all requirements necessary to constitute a valid tender have been met. The Agent shall be entitled to rely on the electronic messages sent by the Depository Trust Company ("DTC") regarding ATOP delivery of the Notes to the Agent's account at DTC from the DTC participants listed on the DTC position listing provided to the Agent;

     (d) to take such actions necessary and appropriate to correct any irregularity or deficiency associated with any tender not in proper order;

     (e) to follow instructions given by Sheldon G. Hurst/William G. McLendon of the Company, with respect to the waiver of any irregularities or deficiencies associated with any tender;

     (f) to hold all valid tenders subject to further instructions from Sheldon
         G. Hurst/William G. McLendon of the Company;